Call to General Ordinary Shareholders’ Meeting to be held on December 27, 2022.

Pampa Energía S.A. calls a General Ordinary Shareholders’ Meeting of the Company to be held on December 27, 2022, at 10 a.m., at the first call, and a second call at 11 a.m.to be held virtually according to the terms of the article 30 of the Company’s bylaws by Microsoft Teams to deal with the following Agenda:

1)	Appointment of shareholders to approve and sign the Meeting minute.
2)	Appointment of directors.
3)	Grant of authorizations to carry out the proceedings and filings necessary to obtain the relevant registrations.

NOTE 1: Shareholders shall send the relevant certificates evidencing the balance of their book-entry accounts, issued to such effect by Caja de Valores S.A., to Maipú 1, Ground Floor, City of Buenos Aires or by e-mail to legalcorporativo@pampaenergia.com, on any business day from 10.00 a.m. to 6.00 p.m. until and including December 21, 2022.

NOTE 2: According to the provisions of the Regulations of the Argentine Securities Commission, as amended in 2013, when enrolling to participate at the Meeting, the Shareholder shall report the following data: first and last name or complete corporate name; type and personal identity document number in the case of natural persons or registration data in the case of legal entities, expressly indicating the Registry where they are registered with and its jurisdiction, domicile and type of address and phone and e-mail. The same information must be filed by any person who attends the Meeting as representative of a shareholder.

NOTE 3: The Meeting will be held by Microsoft Teams that guarantees: (i) accessibility to all registered shareholders, with voice and vote; (ii) simultaneous transmission of sound, images and words through the Meeting; and (iii) the recording of the Meeting with digital support. We will send the instructions to connect to the Meeting to those who registered to the above-mentioned email. Proxys must be sent FIVE (5) working days in advance of the Meeting to our email informed in item 1.

NOTE 4: Shareholders are hereby reminded that, following the Regulations of the Argentine Securities Commission, as amended in 2013, in the event of shareholders that are entities organized abroad, (i) information shall be given about the ultimate beneficial owners of the shares that comprise the capital stock of the foreign Company and the number of shares that they shall vote, stating first and last name, nationality, actual domicile, date of birth, national identity document or passport number, taxpayer identification number (CUIT), worker’s identification number (CUIL) or any other form of tax identification and occupation, and (ii) proof shall be submitted of their registration under the terms of Sections 118 or 123 of the Business Companies Law No. 19,550, as amended (“BCL”), and the representative appointed to vote at the Shareholders’ Meeting shall be duly registered with the relevant Public Registry or provide evidence of its capacity as duly appointed proxy.

NOTE 5: In addition, if the Shareholder is a trust or any other similar entity, or a foundation or any other similar entity, whether public or private, it shall be required to comply with Section 26, Chapter II, Title II of the Regulations of the Argentine Securities Commission, as amended in 2013.

NOTE 6: The Shareholders are hereby required to be present at least 15 minutes in advance of the time scheduled for holding the Meeting.

María Agustina Montes

Head of Markets Relations